Exhibit 7.1

Tenaris – Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2018	2017	2016
Cash and cash equivalents	428,361	330,221	399,737
Other current investments	487,734	1,192,306	1,633,142
Bonds and other fixed income	113,829	123,498	248,049
Liquid financial assets	1,029,924	1,646,025	2,280,928
Total assets	14,251,299	14,398,218	14,003,275
Ratio	7%	11%	16%

Tenaris – Total Liabilities to Total Assets Ratio

	At December 31,
Thousands of U.S. dollars	2018	2017	2016
Total liabilities	2,375,807	2,817,248	2,590,203
Total assets	14,251,299	14,398,218	14,003,275
Ratio	0.17	0.20	0.18

Tenaris – Current borrowings to total borrowings

	At December 31,
Millions of U.S. dollars	2018	2017	2016
Current borrowings	509,820	931,214	808,694
Total borrowings	539,007	965,859	840,236
Ratio	0.95	0.96	0.96

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